Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Pheton (BVI) Ltd	British Virgin Islands
Pheton (HK) Limited	Hong Kong SAR
Beijing Jinruixi Medical Technology Co., Ltd	People’s Republic of China
Beijing Feitian Zhaoye Technology Co., Ltd	People’s Republic of China